Exhibit 99.1

Investor Day February 28, 2018

Investor Day 2018 Louis Tonelli Vice President, Investor Relations

Today’s Agenda • Magna Introduction • Staying Ahead In A Changing Industry • Market Update • Louis Tonelli • Don Walker • Jim Tobin • Power & Vision • Body Exteriors and Structures • Swamy Kotagiri | Kelei Shen | John O’Hara • Tom Skudutis | John Farrell | Grahame Burrow BREAK • Seating • Complete Vehicles • Mike Bisson • Günther Apfalter • Innovation • Finance • Wrap Up and Q&A • Swamy Kotagiri • Vince Galifi • Don Walker / All TECHNOLOGY DISPLAYS LUNCH

Reminders • All amounts are in U.S. dollars (unless otherwise noted) • Total sales, EBIT margin percentages and ROIC for 2017 reflect actual results less estimated adjustments related to the adoption of the new revenue accounting standard for tooling and pre - production engineering (unless otherwise noted) • Invested Capital allocated to each of the new reporting segments (for all periods presented) reflects estimated reallocations from our previous reporting segments

Forward Looking Statements We disclose "forward - looking information" or "forward - looking statements" (collectively, "forward - looking statements") to provid e information about management's current expectations and plans. Such forward - looking statements may not be appropriate for other purposes . Forward - looking statements may include financial and other projections, as well as statements regarding our future plans, object ives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact. We use words such as "may", "would", "could", "should", "will", "likely", "expect", " ant icipate", "believe", "intend", "plan", "aim", "forecast", "outlook", "project", "estimate", "target" and similar expressions suggesting future outcomes or events to identify forward - looking statements. Forward - looking statements in this document include , but are not limited to, statements relating to: • Magna’s ability to capitalize on growth in vehicle electrification, new mobility solutions and safety and autonomous driving; • Forecast sales and margin by product area; • Anticipated growth in China, including growth with Chinese OEMs; • Diversification of sales by geographic region; • Magna’s forecasts of light vehicle production in North America and Europe; • Expected consolidated sales, based on such light vehicle production, including expected split by segment in our Body Exteriors & Structures; Power & Vision; Seating Systems; and Complete Vehicles segments; • Consolidated EBIT margin; • Consolidated equity income; • Net interest expense; • Effective income tax rate; • Net income; • Adjusted Earnings per share; • Free Cash Flow levels; • Expected uses of Operating Cash Flow; • Return on Invested Capital by segment; • Fixed asset expenditures; • Anticipated growth in dividend rate; and • Planned share repurchase levels. Our forward - looking statements are based on information currently available to us, and are based on assumptions and analyses mad e by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. While we believe we have a rea son able basis for making such forward - looking statements, they are not a guarantee of future performance or outcomes. Whether actual results and developments conform to our expectations and predictions is subject to a number of risks , a ssumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation: Risks Related to the Automotive Industry • economic cyclicality; • intense competition; • potential restrictions on free trade; Customer and Supplier Related Risks • concentration of sales with six customers; • shifts in market shares among vehicles or vehicle segments; • potential loss of a material purchase order; Manufacturing/Operational Risks • product launch risks; • operational underperformance; • restructuring costs; • impairment charges; • labour disruptions; • supply disruptions; IT Security Risk • IT/Security breach; Pricing Risks • pricing risks between time of quote and start of production; • price concessions; • commodity costs; • dec lines in scrap steel prices; Warranty/Recall Risks • costs to repair or replace defective products; • warranty costs that exceed our warranty provision; • costs related to a significant recall; Acquisition Risks • an increase in our risk profile as a result of completed acquisitions; • acquisition integration risk ; Other Business Risks • risks related to conducting business through joint ventures; • our ability to consistently develop innovative products or processes; • changing risk profile; • risks of conducting business in foreign markets; • fluctuations in relative currency values; • tax risks; • changes in credit ratings assigned to us; • the unpredictability of, and fluctuation in, the trading price of our Common Shares; Legal, Regulatory and Other Risks • antitrust risk; • legal claims and/or regulatory actions against us changes in laws; and environmental compliance costs. In evaluating forward - looking statements or forward - looking information, we caution readers not to place undue reliance on any f orward - looking statement, and readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward - looking statements, including the risks, assumptions and uncertainties above which are discussed in greater detail in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40 - F filed with the United States Securities and Exchange Commission, and su bsequent filings.

Investor Day February 28, 2018

Staying Ahead in a Changing Industry Don Walker Chief Executive Officer

Technology Future Trends Artificial Intelligence Virtual / Augmented Reality Internet of Things / Connectivity Driverless Cars (ADAS) Advanced Robotics Advanced Materials Additive Manufacturing Drones People & Planet Urbanization Health Care Advances Aging Population Global Warming Solar EV / Hybrid Wealth Distribution • People/Countries

Technology Future Trends Impacting Automotive Artificial Intelligence Virtual / Augmented Reality Internet of Things / Connectivity Driverless Cars (ADAS) Advanced Robotics Advanced Materials Additive Manufacturing Drones People & Planet Urbanization Health Care Advances Aging Population Global Warming Solar EV / Hybrid Wealth Distribution • People/Countries

The supplier industry is worth $1 Trillion Magna’s global ranking is #3 Our 2017 sales exceed $36 Billion

Projected vehicle production 2024* Industry Production Autonomy Car Sharing Mega City Legislation Million 109 Potential impact factors to volumes beyond 2025 * IHS

Positioning for the Future

Realignment Body Exteriors & Structures Power & Vision Seating Systems Complete Vehicles

Strong Leadership Team VEHICLE ENG CONTRACT MFG COMPLETE VEHICLES SEATING EXTERIORS BODY EXTERIORS & STRUCTURES SEATING SYSTEMS POWER & VISION ELECTRONICS POWERTRAIN CLOSURES & VISION SYSTEMS Tom Skudutis Swamy Kotagiri Guenther Apfalter BODY & CHASSIS John Farrell President John O’Hara President Mike Bisson President Swamy Kotagiri President Grahame Burrow President Kelei Shen President Karle Stracke President Don Walker Chief Executive Officer Vince Galifi Chief Financial Officer Swamy Kotagiri Chief Technology Officer Tom Skudutis Chief Operating Officer Jim Tobin Chief Marketing Officer, President Magna Asia Guenther Apfalter President Magna Europe Mark Dong President Magna China

Emerging Growth Areas for Magna Electrification Autonomy New Mobility

Global Powertrain Penetration 18 - 23% 28 - 36% 4 - 5% 30 - 37% 8 - 11% 11 - 21% 37 - 45% 9 - 17% 16 - 21% 11 - 12% 2025 2030 ICE Micro hybrid Mild hybrid PHEV / HEV EV

Electrification Trend – Opportunity for Magna Magna’s Powertrain business well - positioned in propulsion progression Increasing CPV opportunity from hybridization to pure BEVs driven by our products − e - motors/pumps, hybrid DCTs, inverters and software Making increased investments in electrification

Global ADAS Penetration by 2030 3% 24% 22% 21% 23% 7% Level 0 Level 1 Level 2 Level 3 Level 4 Level 5 Estimated market size in 2030 is $ 80 - 95 Billion

Positioning Magna for an Autonomous Future Building on strength in vision - based ADAS Growing in sensor suite competence (Radar, LiDAR) Leveraging systems capability Partnerships in place to develop autonomous driving technology Increasing investments in autonomy Opportunity for other product groups (i.e. reversible seating, exteriors sensor integration)

Our Capabilities Can Support New Mobility Propulsion Agnostic Reconfigurable Seats Levels of Autonomy and Actuation Complete Vehicle Engineering and Assembly Non - Traditional Body Structures New Materials

• Our collective expertise is a competitive advantage Collective Expertise • Agility and entrepreneurial mindset drive our success Entrepreneurial Mindset • Well positioned for the Future of Mobility Well Positioned • Our financial outlook is compelling Compelling Outlook Key Themes Throughout the Day

Investor Day February 28, 2018

Market Update Jim Tobin Chief Marketing Officer President Magna Asia

Agenda Industry outlook Customer overview China strategy

Trends Driving Change and Creating Opportunity • ICE isn’t going away anytime soon, multiple powertrain variations exist • Lightweighting key to reaching fuel economy requirements • ADAS features part of the purchasing decision, but consumers not ready to let go of the steering wheel • Mobility services continue to proliferate market

Mobility Services of Today 250 million users today RIDE HAILING 5 million users today CAR SHARING

Significant OEM Mobility Activity Since 2009

MAGNA

INVESTMENT

Daimler	BMW	VW-Audi	GM	Ford	PSA
Moovel	ReachNow	Moia	Maven	Ford Smart Mobility	Free2Move
car2go	DriveNow	Gett	Lyft	Chariot	Bollore
myTaxi	RideCell	Audi On Demand	SideCar	Lyft	Communauto
Turo	Summon	Audi Unite	Yi Wei Xing	Parkopedia	KooliCar
Via	Scoop	Audi Shared Fleet	Cadillac Book	ParkWhiz	TravelCar
RideTap	Moovit	ZipCar	Cruise Automation	FlightCar	
Blacklane	JustPark	HERE	Nauto	ZoomCar	
RideScout	ZIRX		Maven Gig	Argo AI	
GlobeSherpa	Zendrive			Civil Maps	
HERE	HERE				
Car-sharing Ride-sharing Software platforms	Car-sharing Ride-hailing Software platforms	Car-sharing Ride-hailing Software platforms	Car-sharing Ride-hailing Software platforms	Car-sharing Ride-hailing Software	Car-sharing Software

Source: IHS Markit

Technology will Enable and Greatly Enhance Autonomous Mobility Services Autonomous mobility • Any route • Any weather • Any shared use • Owned autonomous Continued innovation Autonomous mobility • Most routes • Weather - limited • Ride - hailing • Owned autonomous Deep learning and sensor fusion computing Autonomous mobility • Fixed routes • Geo - fenced • Ride - hailing • Service launches Driverless car software, sensor fusion computing Autonomous testing • Safety driver • On - road miles • Simulated miles • Service pilots Deep learning hardware and software Cloud platform and smartphone apps 2010 2015 2020 2025 2030 Capabilities Ride growth • Ride - hailing • Ride - sharing • Car - sharing • Shuttles Source: IHS Markit

2017 - 2024: Global Production Set to Grow by 14M Units Considerations post 2024: • Population growth • Growth in wealth globally • Marginal decrease in vehicle ownership / household • Decrease in the use of public transportation (bus, taxi, etc.) • Impact from penetration of fully autonomous vehicles 95 109 70 75 80 85 90 95 100 105 110 115 120 2016 2018 2020 2022 2024 +14 million 2017 - 2024 Source: IHS

Agenda Industry outlook Customer overview China strategy

Balance sheet strength • Allows for investment opportunities to support customer needs Strength in product and manufacturing innovation • Delivers cost effective holistic solutions Why Magna Continues to Win Business Diverse portfolio across entire vehicle • Grants early access into OEM advanced engineering x x Global geographic footprint • Aligns with OEM growth and planning x x

Ford Expedition/Lincoln Navigator Audi A6 Lynk & Co 01 Chevrolet Silverado / GMC Sierra Jaguar E - Pace BMW X3 Key Launches for 2018 North America Europe Asia  Body  Power & Vision  Seating  Complete Vehicles

Agenda Industry outlook Customer overview China strategy

Executing our China Strategy CHINA • Leverage trust and confidence in Europe and North America to grow with Detroit 3 and German 3 in China • Global platforms key for our OEM localization strategy • Growing with select Chinese OEMs • Leverage our expertise in CUV/SUV segment • Support electrification initiatives • Localize product/process and engineering talent

Record Year in New Awards Continued Progress in China 49 Manufacturing Plants 2017 2020F 13 - 17% CAGR Consolidated 2017 2020F 27 - 31% CAGR Unconsolidated 2.2 3.2 - 3.5 1.7 3.5 - 3.8 Magna Sales ($Billions)

IN SUMMARY: Magna Leads in Growing Industry, with Customers and in Key Markets • Global production continues, reaching 109 million units by 2024 – Supporting OEM launches Growing Production • We continue to be a supplier of choice to the industry – Early access into OEM advanced engineering is a differentiating factor for us Supplier of Choice • Remain focused on our China strategy – Significant growth opportunity in SUV segment and electrification Further Growth in China

Investor Day February 28, 2018

Power & Vision Swamy Kotagiri Chief Technology Officer

Agenda Power & Vision today Recent highlights Drivers Strategy Financial outlook

Power and Vision at a Glance $ 11.6B 2017 Sales 54,500 Employees 124* Production Sites 6,000 Engineers 2017 Sales by Product Area ($ Billions) Electronics 0.7 Powertrain 6.6 Closures Mirrors Lighting 4.3 * Includes joint venture facilities

Propulsion Systems Hybrid and Electric Drive DCT and Hybrid Transmissions 4WD / AWD Systems Auxiliary Systems Pumps, eFans, etc.

Electronics Secure Connectivity Domain Controllers RADAR & LiDAR Front Camera Rear Camera

Closures & Actuators Power Closure Systems Latches Actuators

Vision Systems Rear Lighting Front Lighting LED Lighting Systems Inside / Outside Mirrors

Power & Vision Hybrid and Electric Systems DCT and Hybrid Transmissions Secure Connectivity Domain Controllers RADAR & LiDAR Power Closure Systems Latches Actuators Rear Lighting Front Lighting LED Lighting Systems Inside / Outside Mirrors 4WD / AWD Systems Front Camera Rear Camera Auxiliary Systems Pumps, eFans, etc.

Multiple Synergistic Benefits Autonomy, electrification and mobility service trends Convergence of product development requirements Leverage the strength of our cross - group teams

Agenda Power & Vision today Recent highlights Drivers Strategy Financial outlook

3 PACE Awards 39 2017 Customer Recognition Awards Industry Awards – Evidence of Our Success

Key Highlights 2017 SmartLatch ™ eDrive First business in China with VW Domain Controller EU OEM New Business Award Bifocal Camera NA OEM New Business Award Announced ICON RADAR LiDAR First business award NA & EU OEM Three New Business Awards

Our Products Lead the Industry #1 Global Supplier* 4WD/AWD Systems #1 Global Supplier* Transmissions #1 Global Supplier* Pumps #1 Global Supplier* Latching Systems #1 Global Supplier* Outside Mirrors #1 Global Supplier  Inside Mirrors #1 Global Supplier* Vision - Based ADAS * Our estimated positions as an independent (i.e. non OEM - affiliated) supplier - based on sales Based on volumes

Agenda Power & Vision today Recent highlights Drivers Strategy Financial outlook

Drivers of Our Business • Secure and highly connected systems • Active safety • Increased feature offering Electrification and Hybridization of Powertrain • Greater system understanding and management Proliferation of Electronics in Components Growth in Autonomy • CO 2 emissions • Air quality – particulates and fine dust • Fuel efficiency – miles/gallon Legislative and Regulatory • Drive assistance • Safety • Software - enabled features • Comfort and convenience

Agenda Power & Vision today Recent highlights Drivers Strategy Financial outlook

Strategy to Capitalize on Trends Building Blocks that are flexible and scalable Enhance Innovative Product Portfolio for electrification opportunities Lead Autonomy Market in feature development Platform Approach to address market evolution • Enables growing overall content • Supports platform strategy • Leverages resources, improves position / competitiveness • Powertrain • Lighting, electronic actuators

Products Leverage Common Platforms ADAS Features Transmissions 4WD/AWD eDrives Auxiliaries (pumps, fans) Mirrors Latches Lighting Motors / Actuators ECUs / Controllers Sensors Mechatronic integration Controls / Algorithms Products Platform Building Blocks

Magna Powertrain

Our Powertrain Products Cover Full Range of Architectures


ICE
ICE START STOP
48V MILD HYBRID
HEV / PHEV
EV
Transmission
MT
5MTT160
5MTT310
6MTT220/350
6MTT331
5/6MTT152/215
6MTI550
DCT
6DCT451
8DCL900
7DCI700
6DCT250
6DCT150
6DCT200
7DCT300
7DCI400
HYBRID TM
7HDT30X 48V
7HDI400 48V / HV
6HDT200
7HDT30XHV
DHT
eGEARBOX
Driveline
4WD
TRUMAX
FAD
ULTIMAX FT w/eLSD
eLSD
eDS48-4WD
ACTIMAX / ECOMAX
AWD
DYNAMAX
PTU
RAD
FLEX4DISCONNECT
COUPLING PRODUCTS
Auxiliaries
eDS
eDS48-2WD
eDS48-AWD
eDS LOW ASM
eDS LOW PSM
eDS-MID (PSM)
eDS-MID (ASM)
eAUX
eTMOP
eWP (AUX)
eWP (PRIMARY)
eCF
In Production
Quoting/Awarded

• Add - On Hybrid solution for simple package integration • High Power Design (25kW) to gain full recuperation potential • Up to 18% CO 2 reduction • Integrated decoupling element Magna’s 48V Technology Creates New Market Opportunity

Expertise in Supplying Power to the Wheels Ford BEV Volvo V60 Intelligent E - Drive

Powertrain Platform Strategy Enables Multiple Applications • Magna Powertrain has flexibility through platform building blocks • Addressing market from mild hybrids to full BEVs • “Green” while improving driving dynamics • Enabling features like torque vectoring • Leverage system integration know - how – NVH and thermal management Hybrid Manager Software and Controls eDrive 1.0 @ Rear Axle Thermal Management

Further Growth in Our Transmission Business

MAGNA

Dual Clutch Transmission



7DCT300


Sales*
($Billions)
8% CAGR
2.8
4.2
2017
2022F

- Robust layshaft transmission technology
- Efficient and smart actuation
- Modular, scalable platform strategy
- Most efficient automatic transmission technology (compared to planetary automatic and CVT)

Hybrid Transmission – HEV/PHEV



7HDT300


Sales*
($Millions)
Launching
~300
Awarded
2017
2022F

- Hybrid version of DCT Transmission (Platform)
- Integrated E-Machine, “package neutral” option for OEM
- CO_2 improvement over DCT
  - 48V: up to 22%
  - PHEV: up to 80%

* Includes consolidated sales + sales at 100% for unconsolidated entities

Commercializing Innovative Products Gearboxes • Joint venture with Hasco • Developing a highly integrated eDrive system (platform) • Future Volkswagen vehicle for Chinese market • Developing gearboxes for front and rear eDrives • Awarded business on the NIO ES8 electric SUV • Platform based approach allows for easy scalability • 12V and 48V options available • Integrated electronics, on board diagnostics & advanced internal thermal management eWater Pump eDrive

Capitalizing on High Powertrain Content Opportunities $ 2,000 ICE P owertrain AWD MAGNA CONTENT $ 2,600 48V Mild Hybrid P2.5 AWD MAGNA CONTENT $ 3,000 300V HEV / PHEV P2.5 / P4 AWD MAGNA CONTENT $ 2,500 Full EV AWD MAGNA CONTENT $ 1,000 48V Mild Hybrid 2WD MAGNA CONTENT

Capitalizing on High Powertrain Content Opportunities

MAGNA



ICE Powertrain
AWD

MAGNA CONTENT

$2,000

1. ICE Engine
   eWater Pump, eCooling Fan
2. Transmission
   DCT
3. Half-Shafts (Front, Rear)
4. Fuel Tank
5. 12v Battery
6. 12v Starter
7. PTU & Disconnect
   Flex-4 AWD
8. Rear Drive Module (RDM)
   Flex-4 RDM
9. Driveshaft



48V Mild Hybrid
P2.5 AWD

MAGNA CONTENT

$2,600

1. ICE Engine
   eWater Pump, eCooling Fan
2. Transmission
   48V HDT
3. Half-Shafts (Front, Rear)
4. Fuel Tank
5. 12v Battery
6. 12v Starter
7. PTU & Disconnect
   PTU, Flex4 Disconnect
8. Rear Drive Module (RDM)
   Flex4 RDM
9. Driveshaft
10. 48v Battery
11. Wiring Harness (Low Voltage)
12. 48v Inverter
13. 48v Motor



300V HEV / PHEV
P2.5 / P4 AWD

MAGNA CONTENT

$3,000

1. ICE Engine
   eWater Pump, eCooling Fan
2. Transmission
   300V Hybrid DCT
3. Half-Shafts (Front, Rear)
4. Fuel Tank
5. 12v Battery
6. 12v Starter
7. High Voltage Battery & Control Module
8. High Voltage Wiring Harness
9. 300v Inverter
10. 300v Motor (80 kW PSM)
11. 300v Inverter
    Highly Integrated eDrive Systems
12. 300v Motor (75 kW ASM)
13. Gearbox / Transmission (1-speed)
    Highly Integrated eDrive Systems



Full EV
AWD

MAGNA CONTENT

$2,500

1. High Voltage Battery & Control Module
2. Wiring Harness (High Voltage)
3. Thermal Management (TM)
4. High Voltage Inverter
   Highly Integrated eDrive Systems
5. High Voltage Motor (150 kW PSM)
6. Gearbox/Trans (2-speed)
7. High Voltage Inverter
8. High Voltage Motor (75 kW ASM)
9. Gearbox/Trans (1-speed)
   Highly Integrated eDrive Systems
10. Half-shafts



48V Mild Hybrid
2WD

MAGNA CONTENT

$1,000

1. ICE Engine
   eWater Pump, eCooling Fan
2. Transmission
   Trans Oil Pan, eTrans Oil Pump
3. Half-Shafts (Front, Rear)
4. Fuel Tank
5. 12v Battery
6. 48v Starter Generator
7. 48v Battery
   PTU, Flex4 Disconnect
8. 48V Hybrid Module (eDS48V 2WD)
   48V Rotor, 48V Inverter (ME), Gearbox

(w/ OEM Transmission)

Magna Electronics Kelei Shen President

Cameras Rear / Surround View Front - Facing Scalable depending on features / functions AD Cameras Our Product Portfolio Enables Autonomy Scalable features/functions across all levels of vehicle autonomy LEVEL 0 + 1 LEVEL 2 LEVEL 3 LEVEL 4 + 5 ADAS Domain Controller Viewing DC Low - Speed DC Scalable depending on features / functions High - Speed DC Redundant DC Ranging Ultrasonic Sensors Mid Range Radar Scalable depending on features / functions LiDAR Long Range Radar DC=domain controller, AD=assisted driving

Magna’s ADAS Features 41 8 9 9 7 11 6 1 Front Facing* Rear Facing / Surround View* * # of models

Autonomous Platform – Customizable, Scalable, Modular

MAGNA

max4
:AUTONOMOUS DRIVE PLATFORM


NearField Camera
Front Camera
HD LiDAR/ Night Vision
HD Radar
HD Radar
Ultrasonic Sensor
MAGNA
Automated Driving

ICON RADAR

- Cultivated and developed partner
- Next generation HD radar
- Higher resolution at longer ranges
- Improved object classification and identification

LiDAR

- Solid-state LiDAR
- Provides HD, 3D, real-time images regardless of light and weather
- Enables object detection, classification, and tracking at long distances

Growing Our ADAS Business ADAS Products • Enabling semi & autonomous driving with increased safety – Cameras – Radar – LiDAR – Ultrasonic Sensing – Domain Controllers • Incorporating technology performance improvements in ADAS products 2016 2017 2020F 2022F Sales ($Millions) 10 - 12% CAGR 457 517 675 - 725 ~1,100 OPPORTUNITY

Commercializing Innovative Products Mid - Range Radar Far - Range Radar • Configurable sensor solution enables broad performance range • Wide field of view (up to 150 degrees with >70 meters) • Available 4D capability • Fully digital imaging radar • High Definition 4D capability • Object Classification capability • Solid state imaging • Superior point cloud outputs for data fusion decision making • Digital mapping & computer vision based scene analysis LiDAR

Capitalizing on Large ADAS Content Per Vehicle Opportunity $ 500 Level 0+1 MAGNA CONTENT 1. Cameras 2. Radar 3. Ultrasonic 4. Vision Domain Controller $ 3,400 Level 3 MAGNA CONTENT 1. Cameras 2. Radar 3. Ultrasonic 4. Central Domain Controller 5. L iDAR (Optional) 6. S oftware Stack** Level 2 MAGNA CONTENT $ 1,200 1. Cameras 2. Radar 3. Ultrasonic 4. Sensor Fusion Domain Controller ~$ 4,500 Level 4+5 MAGNA OPPORTUNITY* 1. Cameras 2. Radar 3. Ultrasonic 4. Central Domain Controller 5. L iDAR (Optional) 6. S oftware Stack** 1 1 1 1 1 2 4 3 1 1 1 1 1 2 4 3 3 6 1 1 1 1 1 2 4 5 3 3 2 2 2 2 6 1 1 1 1 1 2 4 5 3 3 2 2 2 2 Enhanced product capability enables ADAS development * Magna internal assumptions ** In development

Partnership Platforms We Are On

Magna Closures & Mirrors John O’Hara President

Clear Product Roadmap for Closures, Mirrors and Lighting


Closures
Cinching Latches
Power Closures
Pedestrian Protection
LiteFlex™
Sensor for Gesture
SmartLatch™
Door Presenters
Non Contact Obstacle Detection
Power Door With Gesture
Mirrors
Auto Dimming
Power Fold
Telematics
Blindzone
Video Display
Logo Lights
Toll Collection
ClearView™
Intelligent Dimming™
Lighting
Halogen
HID
LED
Micro Processor
D-Optic LED
Glare-Free HB
Sensors
Flecsform™
Matrix Lighting

Comfort and Convenience Product Platform

MAGNA

BMW X3 Platform Demonstrator



Non Contact Obstacle Detection
HMI
ClearView™ Mirror
Power Liftgate
Comfort+™ Side Door Latch
SmartLatch™ Systems
Power Side Door

- Enables further vehicle electrification features
- Deep systems knowledge leads to innovation
- Leveraging cross group synergy

Product Area Growth SmartLatch™ • First to market technology gaining significant momentum • Offers increased functionality, styling flexibility, weight and cost savings • In - house electronics facility 12 ~400 2017 2022F Sales ($Millions)

Product Area Growth 18% CAGR 108  2017 2022F Auto Dimming • Continued investment in capacity and process • Auto dimming take rates continue to increase • In development of revolutionary INTELLIGENT DIMMING™ technology Sales ($Millions)

Commercializing Innovative Products • Increased comfort and convenience feature • Complements autonomous vehicles and car sharing • Allows for brand differentiation and styling through electronic handles • Dual - mode rear vision system, switches between reflective surface and free - form video display • Customizable user preferences: field of view, overlays, brightness etc. • Optimized system performance through camera and display enhancements • Thinner package and better performance • Provides greater aesthetic design flexibility and brand differentiation • Cost efficient OLED alternative light source Power Door System ClearView™ FLECSFORM™ Lighting

Further Content Per Vehicle Opportunities in Mechatronics, Mirrors, Lighting $ 200 Base 1. Lighting (Halogen) 2. Mirrors 3. Latching 1 1 2 2 1 1 3 3 3 3 3 3 MAGNA CONTENT Mid 1. Lighting (HID) 2. Mirrors (auto dimming, blindzone) 3. Latching (child lock, power) 4. Power Systems 1 1 2 2 1 1 3 3 3 3 3 3 4 $ 600 MAGNA CONTENT $ 1,400 Premium 1. Lighting (LED) 2. Mirrors (auto dimming, blindzone, ADAS cameras, logo lighting) 3. Latching (SmartLatch) 4. Power Systems (with sensors for gesture, power door) 1 1 2 2 1 1 3 3 3 3 3 3 4 4 MAGNA CONTENT Premium vehicle technologies migrate to higher volume vehicles 2 2 2

Agenda Power & Vision today Recent highlights Drivers Strategy Financial outlook

Expect Further Growth • Europe and Asia growing high single digits • Getrag Mexico wind - down impacts North American growth as expected • Growth in DCTs, electronics/ADAS, mirrors and lighting • E - latches and integrated e - drives are emerging opportunities 2017 2018F 2020F 11.6 11.8 - 12.4 12.5 - 13.3 Sales ($Billions) Global LV Production CAGR = ~3% 3 - 5% CAGR Highlights

Expect Even Faster Unconsolidated Sales Growth • JV growth largely in powertrain • Getrag China seeing substantial growth in dual - clutch transmissions (DCT) • Recently announced JV with Hasco in start - up phase Highlights 2017 2018F 2020F 4.0 4.4 - 4.8 5.0 - 5.5 Global LV Production CAGR = ~3% Unconsolidated Sales* ($Billions) 8 - 11% CAGR * Sales at 100% for unconsolidated entities

Margin Improvement Expected • More equity income (+) • Lower launch costs (+) • Operational improvements (+) • Higher investments for electrification and autonomy ( - ) • Increased depreciation ( - ) 2017 - 2018 2018 - 2020 • More equity income (+) • Lower launch costs (+) • Operational improvements (+) • Contribution on higher sales (+) • Higher investments for electrification and autonomy ( - ) Adjusted EBIT Margin* (%) 253 320 - 350 365 - 405 Equity Income ($M) 2017 2018F 2020F 10.4 10.0 - 10.5 11.4 - 12.0 * Excluding other expense (income), net

Positioned to Capitalize on Industry Trends • Unmatched breadth of products and capabilities • Portfolio addresses changing market needs – Enabled by our platform/building block approach Unique Portfolio • Successful execution of new technologies/features – DCT/HDT, eDRIVE , ICON RADAR, LiDAR, Vision Systems, Actuators New Technologies • Leveraging our systems knowledge leads to product/feature development • Cross group collaboration is a competitive advantage • Significant content per vehicle opportunities Well Positioned IN SUMMARY: Strong margins and cash flow support continued development and growth

Investor Day February 28, 2018

Body Exteriors & Structures Tom Skudutis Chief Operating Officer Magna International Inc.

Agenda Body Exteriors & Structures today Market position and trends Strategy going forward Financial outlook

A Leader in Vehicle Body Architecture • A unique business in the industry capable of providing complete body and assemblies globally – Body stampings and assemblies – Chassis and frame assemblies – Fascias , front end and liftgate modules – Active aerodynamic systems – Exterior trim – Fuel tanks – Roof systems • Utilizing various materials including steel, aluminum, thermoplastics, composites and carbon fiber • Highly relevant to future mobility 90%+ of segment sales

A Leader in Vehicle Body Architecture 152 Manufacturing facilities $16.6B 2017 sales 73,000 employees in 19 countries Stable, profitable business with solid market positions and strong cash flow

2017 Sales by Capability: Two Major Global Businesses Total Sales $16.6B Other $1.1B Exteriors $5.5B Body & Chassis $10.0B

Our Competitive Edge Lightweighting and Joining • Developing new product, process and joining technologies – The right material in the right place for mass reduction without compromising OEM styling and performance Design and Engineering • Global industrial design and product engineering capabilities – Helping our customers boldly imagine and create the car of the future Material Development • Leveraging existing product knowledge with the use of new materials – Application of new steel, aluminum, and composite materials Manufacturing Processes • Continued leadership in manufacturing processes – Deep foundation in core manufacturing principles – Cost - competitive solutions in a vast array of processes Global Innovator • Recognized globally as an innovator in all aspects of vehicle body and structures – Bringing products to market that provide our customers a competitive edge

Leveraging Body Product Knowledge Across Multiple Materials DOORS • Steel • Aluminum • Carbon Fiber HOODS GATES • Steel • Aluminum • Plastic • Steel • Aluminum • Composite

3 A Closer Look: Chassis Expertise Capable of providing product and material expertise across steel, aluminium and carbon fiber Aluminum Steel Carbon Fiber Change in chassis architecture requires leading technology in alternative materials Provide customers with multiple solutions to meet changing requirements 1 2

Customer and Global Industry Recognition in 2017 GM Special Award for Best Brownfield Development North America Tata Motors Supplier Quality Award Asia Honda Excellence in Quality Award North America Hyundai Kia Five Star Award Europe Lincoln Luxury World Excellence Award Asia SPE Innovation Awards Grand Award North America Munich Expo, Technology Gold Award Europe China Auto Parts Magazine Lightweight Innovation Award Asia

Agenda Body Exteriors & Structures today Market position and trends Strategy going forward Financial outlook

Leader in Core Products in Core Markets with Share Growth Opportunities in Asia  Targeting Share Gains Class A Stamping Product Area Market Positions* Body in White Chassis Fascias Front End Modules Composite Liftgates # 1 NA # 1 EU  Asia # 1 # 2 # 2 # 2 # 1 # 2 # 1 # 3  # 1   Active Grille Shutters # 1   # 2 Strong Market Position   * Our estimated positions as an independent (i.e. non OEM - affiliated) supplier – based on sales

Trends Influencing Body Exteriors & Structures 1. Global CO 2 and Fuel Economy (CAFE) regulations ramping up, resulting in increased demand for lightweighting and active aerodynamics 2. Increased content per vehicle for high strength steels, aluminum, thermoplastics and advanced composites 3. Continued OEM focus on modularity to support light weighting, manufacturing efficiencies and global platforms 4. Future mobility systems will drive different body structure requirements 5. Increased ADAS/autonomy requires integration of sensors into vehicle body

Agenda Body Exteriors & Structures today Market position and trends Strategy going forward Financial outlook

Our Strategy Going Forward 1 Focus on technologies that drive the car of the future 2 3 Achieving world class manufacturing levels globally Continued growth in China Continue to grow free cash flow

Cosma International John Farrell President

STRATEGY # 1: FOCUS ON TECHNOLOGIES THAT DRIVE CAR OF THE FUTURE

Lightweighting Technologies in Production

MAGNA

Hot Stamping & Castings Initiatives

- Continued strategic and targeted investment in capacity, reflecting geographic, customer and vehicle segment considerations
- Continued process advancements
- Comprehensive global footprint: China, Europe, North America

Hot Stamping


Sales*
11%
CAGR
~1,100
~1,500
2017
2020



High Pressure Aluminum Casting


Sales*
13%
CAGR
~470
~680
2017
2020



* Includes estimated component sales in other assemblies

STRATEGY # 1: FOCUS ON TECHNOLOGIES THAT DRIVE CAR OF THE FUTURE

Commercializing Innovative Products/Processes

MAGNA

Ultralight Door

- Ultralight design achieves 42.5% mass savings
- Applies to 70% of the light vehicle market
- Cross-group collaboration



5-Cell Bumper

- Better stability and performance than traditional aluminum sections
- 15% mass savings to other aluminum sections



TemperStrong

- Save 20% to 30% mass on chassis structures
- Affordable lightweighting technology



Positions us for early architecture development

Magna Exteriors Grahame Burrow President

STRATEGY # 1: FOCUS ON TECHNOLOGIES THAT DRIVE CAR OF THE FUTURE

Exteriors Innovations in the Market Today

MAGNA

Joining & Welding

- Torsional welding and laser cutting and welding for thin-wall exterior panels
- Aids lightweighting and sensor integration
- Recognized with SPE Innovation Awards



Active Front Deflector

- Launched first for high volume, mass production on 2019 RAM pickup
- Reduces drag up to 5% (up to 7% with active grille shutter)



Thermoplastic Liftgates

- Launched on MY2019 Jeep Cherokee in NA, Q4 '18 in China
- Launching Japanese CUV in Q2 '18
- Continued success with Nissan Rogue



Leveraging process, aerodynamics and materials expertise to help OEMs

Growth Potential for Plastic Liftgates

Global Market Potential for Plastic Liftgates* and Our Share*
($Billions)


19%
CAGR
~$3.8
~$1.3
Global Market
17%
<8%
Magna share
2017
2023

Drivers of Growth:

- OEM adoption of composite liftgates increasing globally
- Many OEMs moving forward in various stages of development
- Vehicle mass shifts to the rear with electrification
- Greater styling freedom
- Creates production efficiencies

Estimated sales of ~$630M by 2023 vs <$100M in 2017

* Internal estimates

STRATEGY # 2: CONTINUED GROWTH IN CHINA

Expanding into New Technologies & Facilities

MAGNA

- **Comprehensive product portfolio**
  - Body-in-white structures
    - Hot stamped, safety components
    - High strength steel components and assemblies
  - Chassis structures
    - Steel and cast aluminum cradles
  - Front and rear fascias
  - Front-end modules
  - Body sides – Class A
  - Doors and liftgates
- **Established manufacturing footprint**
  - 14 facilities throughout China
- **Recent progress**
  - Two new facilities in 2018
  - Added Class A metal capabilities


Sales
($Billions)
10-13%
CAGR
0.9
1.2-1.3
2017
2020F

Laser - Focused on World Class Manufacturing • Disciplined global process to ensure flawless launch and OEM success – Earlier home - line installation and sign off – Sharing of best practices and people • New products and processes launched in core markets first – Global proliferation encompasses first to market team • Passionate focus on cost of quality • Relentless pursuit of manufacturing perfection STRATEGY # 3: ACHIEVING WORLD CLASS MANUFACTURING LEVELS GLOBALLY

Agenda Body Exteriors & Structures today Market position and trends Strategy going forward Financial outlook

Our Sales Continue to Grow 2017 2018F 2020F 16.6 16.6 - 17.4 17.3 - 18.3 Sales ($Billions) 1 - 3% CAGR Global LV production CAGR = ~3% 2017 to 2020 • Double - digit growth expected in Asia • Lightweight technologies outgrowing market: – Hot stamping – High pressure aluminum casting – Composite liftgates • Active aerodynamics and sensor integration and emerging opportunities

2017 2018F 2020F Margins Expected to Improve into 2020 8.1 8.1 - 8.5 8.7 - 9.3 2017 to 2018 • Operational improvements (+) • Increased depreciation ( - ) • Higher launch costs ( - ) • Higher commodity costs ( - ) 2018 to 2020 • Lower costs at new facilities (+) • Lower launch costs (+) • Operational improvements (+) • Contribution on higher sales (+) • Increased depreciation ( - ) Adjusted EBIT Margin* (%) Equity Income ($M) 10 10 - 15 10 - 15 * Excluding other expense (income), net

Generating Significant Value ALMOST HALF We Expect To Generate of Magna’s FCF 2018 - 2020

Key 2018 Launches Driving Business

MAGNA

Chevrolet Silverado

NORTH AMERICA

- A & B Pillars
- Frame Assembly
- Underbody Cross Members
- Body Stampings
- Tailgate
- Active Grill Shutter
- Automated Running Boards
- A, B, C Pillar Trim
- Belt Moldings
- Sealing
- Bodyside Moldings
- Rear Sliding Window



Chevrolet Blazer

NORTH AMERICA

- Doors
- Body Stampings
- Twist Axle
- Active Grill Shutter
- B & C Pillar Trim



Ford Ranger

NORTH AMERICA

- Hinge Pillar
- Frame Assembly
- Front Fender
- Rear Sliding Window
- Tailgate Trim



Mercedes-Benz G-Class

EUROPE

- Underbody Cross Members
- Doors
- Body Stampings
- Frame Assembly
- Front & Rear Fascia
- Softtop (on derivative)



Audi A6

EUROPE

- Body Stampings
- Front & Rear Cradle
- A & B Pillars
- Rocker Panels



BMW X3

ASIA

- Shock Tower
- Body Stampings
- A & B Pillars
- Class A Stampings
- Front & Rear Fascia
- Spoiler
- Body Molding

IN SUMMARY: Leading The Way in Forming Vehicle Bodies and Structures • Unmatched expertise in vehicle body architecture • Leading innovator in products, processes and materials • Solid market positions in core areas • Continued market share growth in China • Focused on manufacturing excellence globally – Expected margin improvement Positioned to deliver solid performance with growing earnings and cash flow

Investor Day February 28, 2018

Seating Systems Mike Bisson President

Agenda Seating today Market position and trends Strategy going forward Financial outlook

Seating at a Glance 56 Manufacturing facilities* $5.3B 2017 sales >27,000 employees in 18 countries High return, growing business generating significant and consistent cash flow * Including joint venture facilities

A Comprehensive Seat Supplier Structures Trim Foam Frames Recliners Adjusters

Growing Faster than the Market • Launch of new and replacement business • Programs with new customers • Continued geographic expansion 2015 2016 2017 Global LV Production CAGR = 3% Growth Drivers: 11% CAGR Seating Global Production Sales

Diverse Customer Mix

MAGNA

More than 100 Vehicle Platforms over 40 Brands

Acura • Audi • **BMW** • Buick • Cadillac • Chevrolet • **Changan Ford**
EvoBus • Fiat • Chrysler • Daimler • Dodge • Ford • Ford Otosan
Ford Sollers • **GAC Fiat** • **Geely/Volvo** • General Motors • GMC
Honda • Jeep • Lincoln • **Lynk & Co.** • Mahindra • Mercedes •
PACCAR • Opel • Porsche • Ram • Renault-Nissan • SEAT • SEM •
SGM • Skoda • SVW • **TATA** • Toyota • Volkswagen

Award Winning Ford Escape (Mass Market Compact SUV/MPV) 2017 Seat Quality and Satisfaction Ford Edge (Mass Market Midsize/Large SUV) Audi A3 (Luxury Car) 2017 Lincoln Luxury Award 2016 Supplier Quality Excellence Award

Agenda Seating today Market position and trends Strategy going forward Financial outlook

Growth Through Program Execution and Innovative Engineering Innovation and Value Creation • Innovation and proprietary technologies • Strong launch and product development • Unique and flexible manufacturing solutions Strengthened Portfolio & Expanded Customer Base Targeted for global growth by new and existing customers HOW WE HAVE GROWN:

BMW: New Customer, New Awards X5 / X6 / X7 1 Series 2 Series • Focused on flawless launches • Pursuing future vertical integration opportunities

Strong in Growing SUV/CUV Segments • Best in class rear seat mechanisms • Multiple structure solutions • Innovative seat function and reconfigurability • Our expertise managing: – Highly variable content – High volume programs  SUV/CUV  Car  Truck/Van 2017 Magna Seating Market Strong Position Driven By: 56% 36% Sales Share

Seating of the Future . INTELLIGENT Safer Smarter FLEXIBLE Reconfigurable Transformable COMFORTABLE Physical Environmental Key Considerations: • Electrification & Lightweighting • Adaptive comfort • Autonomy • New mobility

Seating Content Continues to Grow $783 ~$850 2017 2024 Average Global Seat Set Price* Growth Drivers Electronic & AV features Biometrics Power in 2 nd & 3 rd row Sensors 2 nd row heated seats Reconfigurable mechanisms * IHS Markit and Magna Management assumptions

What Does Electrification / Autonomy Mean for Seating? Batteries • Affordable lightweight 2 nd row packaging solutions • Lower box height allows battery packaging space • High density foam & low profile seat frames • SOMATEMP, Magna’s seat climate system allows for battery range extension • ADAS Level 3 and Level 4 will demand driver monitoring system • ADAS Level 5 will lead to full interior reconfiguration and elimination of the driving position • Demand on advanced airbags, seat restraints and occupant classification BEV + PHEV needs Autonomy: Consumer Wants & Needs

Agenda Seating today Market position and trends Strategy going forward Financial outlook

Strategy Going Forward 1 2 3 Commercialize technologies that support the future of mobility Continued vertical integration Expand in Asia

Technologies Supporting Future Mobility 1 Our seats are found on some of the best known “new mobility” vehicles in the market PACIFICA AV GM Cruise AV FORD TRANSIT

Technologies Supporting Future Mobility • Seat climate control technology • Faster than current market solutions • Reduced HVAC draw SOMATEMP™ Seat • Senses real - time pressure with accuracy • Ability to detect out of position occupant Real Time Pressure Seating 1

• Advanced lightweight mechanisms and materials • Thin seat profile provides increased rear occupant space Future Form with Ultra Light Technologies Supporting Future Mobility • Seat back reverses to provide forward and rear facing seat • Enhances interior flexibility and customization for travel Reversible Seat 1

2015 2017 2018 2020 Consolidated Unconsolidated Expanding in Asia • Awards: Seat complete & mechanisms • JV partnerships – HLZX Hongli : Chongqing – CAF Assembly – HAPM: Xiangyang / Kunshan – Structures • Growing manufacturing footprint – Added 6 greenfield facilities since 2016 • Pursuing other opportunities in Asia – Tata AutoComp Systems JV – Prospects in Malaysia and Thailand China Sales* ($Billions) * Including sales at 100% for unconsolidated entities 2 50 - 60% CAGR 0.1 0.2 0.6 1.0 - 1.1

Continued Vertical Integration Structural Products JV for Strategic Vertical Integration • Largest mechanism supplier in China • Low cost footprint • Strengthened portfolio in front seat structures and power mechanisms • Exporting globally and plans to expand into Asian Countries Awarded programs Quote opportunities 3 NORTH AMERICA SOUTH AMERICA EUROPE INDIA CHINA

Global Vertical Integration Progress x Quality control x Design for manufacturing x Efficiency x Earnings Growth Benefits 3 EUROPE Foam, recliners, tracks CHINA Foam INDIA Recliners, tracks, structures SOUTH AMERICA Recliners, tracks NORTH AMERICA

Agenda Seating today Market position and trends Strategy going forward Financial outlook

2017 2018F 2020F Further Success in Growing Well Above Market 5.3 5.3 - 5.7 6.5 - 7.0 7 - 10% CAGR Global LV production CAGR = ~3% Sales ($Billions) • Growth driven by all geographic regions • Near - term growth in Asia while growth in Europe will accelerate in 2020 • High exposure to SUV/CUVs Drivers of Growth

Further Success in Growing Well Above Market 2017 2018F 2020F 0.2 0.4 - 0.5 0.8 - 0.9 Global LV production CAGR = ~3% • JV sales in seating segment expected to exceed $800 million in 2020 • Growth largely driven by Asia • Recently completed JV with HAPM in China Drivers of Growth 51 - 57% CAGR Unconsolidated Sales* ($Billions) * Sales at 100% for unconsolidated entities

Margins Impacted by New Business • Start - up costs at new facilities ( - ) • More equity income (+) 2017 2018F 2020F 8.3 7.2 - 7.7 7.0 - 7.5 2017 to 2018 2018 to 2020 • New customer programs with less vertical integration ( - ) • Reduced start - up costs at new facilities (+) • More equity income (+) Adjusted EBIT Margin* (%) (2) 5 - 10 25 - 30 Equity Income ($M) * Excluding other expense (income), net

Margins Impacted by New Business • Start - up costs at new facilities ( - ) • More equity income (+) 2017 2018F 2020F 8.3 7.2 - 7.7 7.0 - 7.5 2017 to 2018 2018 to 2020 • New customer programs with less vertical integration ( - ) • Reduced start - up costs at new facilities (+) • More equity income (+) 2020+ Adjusted EBIT Margin* (%) (2) 5 - 10 25 - 30 Equity Income ($M) * Excluding other expense (income), net

Major Launches Driving Business

MAGNA

BMW X5/X6/X7
NORTH AMERICA
- Seat Complete



Ford Expedition Lincoln Navigator
NORTH AMERICA
- Seat Complete
- Trim, Foam



BMW Z4
EUROPE
- Seat Complete
- Trim



BMW 1 Series / 2 Series
EUROPE
- Seat Complete



Ford Fiesta
EUROPE
- Seat Complete



Lynk & Co CX11/ DCY11
ASIA
- Seat Complete
- Trim



Geely SX11
ASIA
- Seat Complete



Geely VF11/12
ASIA
- Seat Complete



Ford Kuga
ASIA
- Seat Complete



Renault/Nissan Frontier / Alaskan Mercedes X-Class
SOUTH AMERICA
- Seat Complete
- Frames, Trim, Foam

• Outpacing the market in growth • World class returns on investment • Strong free cash flow and cash flow conversion Solid Performance IN SUMMARY: Continuing to Outgrow the Market Continued Growth • Growth in Asia • Significant progress on product portfolio – Further vertical integration • Opportunities for market share growth & customer diversification – Technology – Launch execution – Superior customer service

Investor Day February 28, 2018

Complete Vehicles Guenther Apfalter President Magna Europe & Magna Steyr

Agenda Magna Steyr today Recent developments Market trends & key drivers of growth Financial outlook

Magna Steyr at a Glance Complete Vehicle Manufacturing Complete Vehicle Engineering 2017 sales $3.5B Returns on invested capital > Corporate average Non - OEM complete vehicle manufacturer in the world #1 Global supplier of complete vehicle engineering Top 5 Employees ~12,000 Locations: Vehicle manufacturing / Engineering 1 / 26 ADAS technology for testing & validation Cutting edge

Complete Vehicles – A Unique Business Model Partner of Choice for Traditional OEMs & New Entrants One stop shop Supply chain management Reduced time to market Financial strength Capacity extension Maximum flexibility World Class quality Unique know - how

• Design and vehicle concepts • Complete vehicle engineering and integration • Development of modules and systems • Safety engineering and testing • Test beds, prototype and low - volume manufacturing • Hybrid and electric vehicles • Vehicle electronics and digitalization Broad Range of Engineering Services… From systems and modules to complete vehicle engineering, enabling additional vehicle manufacturing opportunities

… and Proven Track Record of Vehicle Production Magna Steyr is the world’s largest non - OEM complete vehicle manufacturer • Multi - OEM experience • Reliable & solid partner • Highly skilled & motivated employees • Innovative solutions > 100 years of experience > 3.3 million vehicles produced 24 models produced for 9 OEMs

Magna’s Complementary Competencies Drive Future Growth Magna Auto Parts and Systems Magna Steyr Magna Steyr provides Magna’s Auto Parts and Systems business with: x Advanced OEM intelligence x Support in systems definition, integration and validation in early development stage to ensure applicability & ability to integrate into complete vehicle environment Components & systems development & production Complete vehicle development including systems integration, validation and vehicle manufacturing

Magna Steyr is an Enabler for Magna's Auto Parts & Systems Business

MAGNA

Current brand and model mix:

Program	Mercedes-Benz G-Class (ICE)	BMW 5 Series (ICE & plug-in hybrid)	Jaguar E-PACE (ICE)	Jaguar I-PACE (EV)	Additional programs
Magna Content per Vehicle ($)	~ 4,500	~ 800	~ 1,200	~ 2,500	~ 3,100



1979
05/2018
03/2017
09/2017
02/2018
from
Q4/2018

Agenda Magna Steyr today Recent developments Market trends & key drivers of growth Financial outlook

Complete Vehicle Engineering Complete Vehicle Manufacturing Vietnam • New entrant added to customer portfolio • Complete vehicle development Austria / Slovenia • New plant in Maribor - Hoče, Slovenia, ready in 2019, will enable further growth of our CVM business • Utilizing labour cost benefits and proximity to Graz plant • Provides increased flexibility by balancing volumes • Provides opportunity for growth in complete vehicle manufacturing Japan • 7 of top 20 OEMs worldwide are located in Japan • Ongoing projects with all 7 • Business enabler for other engineering locations China • Support growing EV market • Customer base includes traditional Chinese OEMs and new entrants Positioned for Growth in New Regions

Diversified & Expanding Customer Base Recently Added Customers Mitsubishi Motors Corporation

Agenda Magna Steyr today Recent developments Market trends & key drivers of growth Financial outlook

Automotive Industry Trends Key Market Trends 1. Alternative Propulsion Systems Increasing number of electrified vehicles demands the mastering of new propulsion systems 2. Autonomous Driving Advancing ADAS Levels require extensive testing and validation 3. New Mobility Solutions Congestion, especially in cities, calls for new solutions and new means of transportation

Key Drivers of Future Growth Leverage expertise in alternative energy storage and propulsion systems Enable new mobility solutions Continue to focus on integration and testing of autonomous driving systems 2 3 1

Fossil Fuels CNG Hydrogen No Fuel Pure EV Range extended EV Plug - In hybrid Conventional Leverage Expertise in Alternative Energy Storage and Propulsion Systems Magna Steyr is the only contract vehicle manufacturer in the world producing vehicles with different propulsion systems at one plant on one production line 1 Customer vehicles currently in production Show Cars fully engineered by Magna Steyr

Continue to Focus on Integration and Testing of Autonomous Driving Systems • Support customers with one of the most versatile test environments for highly automated vehicles, located in Graz • Entire test chain in one place – from first simulation to test rigs to trial runs on public roads • Repeatable testing scenarios and analysis of detected faults under real traffic conditions • Ongoing and upcoming programs with major OEMs 2 Infrastructure data Vehicle data HD - map data TESTING not detected detected VALIDATION SIMULATION

Enable New Mobility Solutions • Developed concept of a scalable urban vehicle / autonomous shuttle platform • Zero emission, safety and prepared for ADAS Level 5 integration • Complete vehicle layout and manufacturing concept • Utilizing Magna’s extensive component, systems, complete vehicle and manufacturing know - how • Business opportunities in new customer landscape 3

Agenda Magna Steyr today Recent development Market trends & key drivers of growth Financial outlook

Launches Drive Strong Growth 2017 2018F 2020F 3.5 6.0 - 6.4 6.8 - 7.5 Sales ($Billions) 25 - 29% CAGR 2017 to 2018 • Launch of new business (+) – Jaguar E - Pace continues… – Jaguar I - Pace BEV – Mercedes Benz G - Class – New program (brand / model not yet disclosed) • Stronger € (+) 2018 to 2020 • Launch of new business (+) – New program (brand / model not yet disclosed)

Anticipate Margin Improvement as Launch Costs Subside 2017 2018F 2020F 2.0 1.5 - 2.0 2.4 - 3.0 2017 to 2018 • Higher costs at new facility ( - ) • Contribution on higher sales (+) 2018 to 2020 • Contribution on higher sales (+) • Lower launch costs (+) • Lower costs at new facility (+) Adjusted EBIT Margin* (%) * Excluding other expense (income), net

IN SUMMARY: Magna Steyr – Uniquely Positioned, Significant Upcoming Growth, More Opportunities Ahead • Sales CAGR of 25 - 29% from 2017 to 2020 • Margin improvement following launch of new programs • Returns on invested capital above Magna average Solid Performance Record • Complete value chain from vehicle concepts to engineering / integration to complete vehicle manufacturing • Expertise with alternative propulsion systems • Capabilities to support autonomy • Complete vehicle competence is an enabler for new mobility solutions Uniquely Positioned • Expansion of complete vehicle manufacturing footprint • New mobility solutions requiring new vehicle concepts Multiple Growth Opportunities Ahead

Investor Day February 28, 2018

Innovation Swamy Kotagiri Chief Technology Officer

Agenda • Industry Big Picture • Focus on Building Blocks • Magna Differentiation • Factory of the Future • Innovation in the Works

transformation in the last 60 years

transformation in the last 5 to 10 years Technological Developments New Mobility Business Models 17 00 More than disruptive companies Source: Forbes, 2017

• Data • Information Product Material Process Disruption Not Limited To:

Autonomy Electrification AI Big Data Biometrics Mobility as a Service Smart Vehicles, Cities, Factories Today’s Buzz is All About

Agenda • Industry Big Picture • Focus on Building Blocks • Magna Differentiation • Factory of the Future • Innovation in the Works

Electrification/ Lightweighting Autonomy New Mobility Key Trends

19 % ICE 16 % Micro hybrid 41 % Mild hybrid 11 % PHEV / HEV 13 % EV 3 % LEVEL 0 24 % LEVEL 1 22 % LEVEL 2 21 % LEVEL 3 23 % LEVEL 4 7 % LEVEL 5 Electrification Autonomy Market Evolution by 2030

183 Electrification and Lightweighting

What is a BEV?

Magna’s Powertrain Readiness • Leadership position • Growth in all areas • Aligned with market roadmap

Expertise in Reducing Vehicle Weight Scalable Modular Stamping Machining Molding Composites Carbon Fiber Steel / Aluminum Magnesium Broadest offering of lightweight design and manufacturing solutions Ability to support OEMs with comprehensive engineering for product and process design Strong joining know - how Global footprint allows us to win, support and launch either regional or global programs Process Product Material

What’s Next in the World of Electrification and Materials? Next Gen Traction Motor Graphene & Nanocomposites Advanced Thermal Management

What’s Next in the World of Electrification and Materials? Next Gen Traction Motor Graphene & Nanocomposites Advanced Thermal Management

189 Autonomy

We Are a Major Player in Autonomy • Leader in Vision - Based ADAS • Enhancing Portfolio with LiDAR & RADAR • Sensor Agnostic

Sensor - Agnostic Fusion Multimodal Sensor Compute Device Architecture Computer Vision Accelerator What’s Next in the World of Autonomy?

Sensor - Agnostic Fusion Multimodal Sensor Compute Device Architecture Computer Vision Accelerator What’s Next in the World of Autonomy?

193 New Mobility

New Opportunities Exist for Magna Car Sharing

Multiple Possibilities in Future Mobility

Questions We Are Asking… What if… Plug and Drive with range on demand Reconfigurable expanded usage Plug and Play personalization Modular, flexible architecture

We Have the Required Capabilities • Micro • Sedan • Van • CUV Vehicle Architecture Powertrain • HV battery and control module • Independent drive axles • HV battery and control module • Independent drive axles • Range extender BEV BEV + Rx Seating • Seat reconfiguration Design, Engineering, Complete Vehicle Assembly ADAS and Electronics • Cameras • LiDAR • RADAR • Domain Controller • Ultrasonic Sensors

Agenda • Industry Big Picture • Focused on Building Blocks • How Magna Differentiates • Factory of the Future • Innovations in the Works

Magna’s Product Development Process Invest, Acquire, License, JV Go Gate Review 1 STOP Go Due Diligence - Gate Review 2 STOP Revisit 6 – 12 Months Go Investigation Go – No Go STOP

Magna’s Product Development Process

Sources of Innovation Internal research programs Employee innovation engagement Industry collaboration Key University partnerships Startup outreach and engagement Collaboration with VC community Leverage other verticals technology

Technology Advisory Council John Maddox Legislation Mei - Wei Chen China Dr. Ian Hunter Academia Tony Fadell Silicon Valley Swamy Kotagiri Chair Paul Mascarenas Automotive

Magna Investment Portfolio MIT Startup 15 Investments ~$90M Committed

Innovation Domains

MAGNA

Electrification

Motor Technology
Energy Storage
Power Electronics
Transmissions
Lightweighting
Materials
Aerodynamics

Autonomy

Next Gen Sensors
AI
ADAS Features
Maps / Localization
Connectivity

New Mobility

New Entrants
Advanced Architecture
Car Sharing
Mobility as a Service

Manufacturing

Advanced Robotics
Sensors
Advanced Controls
AI
Machine Learning
Additive Manufacturing

Materials

Graphene
Carbon Fiber
Composites
Steel
Aluminum

Cross - Group Synergy • High dynamic response actuators • Response at a speed of a human or faster for natural feel and new functionality • Open innovation model: basic technology licensed from a start - up and advanced at Magna Haptic Tailgate Actuator Closures / Vision Systems Active Aero Exteriors / Closures • First of its kind on a high - volume production vehicle (2019 RAM 1500 pick - up truck) • Estimated 7% drag reduction • Across the Ram truck fleet, the active aero system will save an estimated 10 million gallons of fuel annually

Cross - Group Synergy • Multi - sensorial device to monitor driver’s attention and drowsiness • Radar - based heart rate monitoring in the seat, camera on the mirror to monitor gaze direction, blink rate, blink latency • Data fed into the domain controller • Add - on Hybrid solution for simple package integration • High Power Design (25kW) to gain full recuperation potential • Up to 18% CO 2 reduction • Integrated decoupling element • Customizable graphical overlays • Customizable fields of view • Lower drag • Increased styling Driver Monitoring System Seating / Electronics / Closures 48 Volt E - Drive Electronics / Powertrain Clearview™ Mirror Mirrors / Electronics

Cross - Group Synergy • 43% mass savings • Applicable to 70% of the market • 6g CO 2 reduction • SmartLatch functionality Ultra Lightweight Door Module Body / Closures Carbon Fiber Subframe Body / Exteriors • Reduces mass by 34% compared to making a stamped steel equivalent • Replaces 45 steel parts with two molded and four metallic parts • 87% reduction in the number of parts

Agenda • Industry Big Picture • Focused on Building Blocks • How Magna Differentiates • Factory of the Future • Innovations in the Works

Replicating Human Senses for Production Assembly Tasks TODAYS PRODUCTION Vision & Perception Quality Process control Dexterity Motion & Task Predetermined fixed path Point to point Human Operators Flexible Adaptable Task sequencing remembering Training FUTURE PRODUCTION Vision & Perception Localization of parts Orientation of parts Identification of parts Tactical sensing Vision sensing Sensor fusion Machine learning Deep learning AI Motion & Task Adaptive Flexible Tactile reactive grasp Machine learning Deep learning AI HW Agnostics Sensors Robots Controls Data Analytics Predictive maintenance and forward planning Real time data analytics and reactive control Human / Robot Collaboration Human safety Robot to robot collaboration

Commercialize Invention in Action Body & Chassis Division COMMERCIALIZE INVENTION IN ACTION Vision & Perception Localization of parts Orientation of parts Identification of parts Tactical sensing Vision sensing Sensor fusion Machine learning Deep learning AI Motion & Task Adaptive Flexible Tactile reactive grasp Machine learning Deep learning AI HW Agnostics Sensors Robots Controls Data Analytics Predictive maintenance and forward planning Real time data analytics and reactive control Human / Robot Collaboration Human safety Robot to robot collaboration

Pre - Production Validation and Testing Exteriors Division PRE - PRODUCTION VALIDATION AND TESTING Vision & Perception Localization of parts Orientation of parts Identification of parts Tactical sensing Vision sensing Sensor fusion Machine learning Deep learning AI Motion & Task Adaptive Flexible Tactile reactive grasp Machine learning Deep learning AI HW Agnostics Sensors Robots Controls Data Analytics Predictive maintenance and forward planning Real time data analytics and reactive control Human / Robot Collaboration Human safety Robot to robot collaboration

Industry 4.0 -- Intelligent Machine Paths of sound transmission Noise excitation in transmission caused by components: - gears / shafts - pumps - housing - bearing - etc. Perception of noise - Comfort interior noise disturbed Structure - borne sound Excitation Airborne noise Optimization Human Hair Comparison

Agenda • Industry Big Picture • Focused on Building Blocks • How Magna Differentiates • Factory of the Future • Innovations in the Works

What’s Next? Next Gen E2 Non - Traditional Body & Chassis New Materials i.e. Graphene, Carbon Nano Reconfigurable Health & Wellness Seating New Mobility Concept

Investor Day February 28, 2018

Finance Vince Galifi Chief Financial Officer

Agenda Performance highlights Outlook and growth profile Capital allocation strategy Attractive valuation

Solid Performance – Sales, Earnings, Cash Flow 2015 2016 2017 2018F 32.1 36.4 38.9 2015 2016 2017 2018F 0.6 1.1 1.2 1.8 - 2.0 2015 2016 2017 2018F 4.49 5.23 5.96 Total Sales * ($Billions) Free Cash Flow*** ($Billions) Adjusted EPS ** ($) * For comparability purposes, total sales not adjusted for new revenue accounting standard for tooling and pre - production engine ering ** 2018F based on net income outlook range previously provided, and 358 million diluted shares outstanding as of 12/31/17 *** Free Cash Flow is Cash from Operating Activities plus Proceeds from Normal Course Dispositions of Fixed and Other Assets min us Capital Spending minus Investments in Other Assets

Performance highlights Outlook and growth profile Capital allocation strategy Attractive valuation Agenda

Financial Outlook – Key Assumptions 2018 2020 Automotive Light Vehicle Production (units) • North America 17.4M 17.4M • Europe 22.4M 22.9M Foreign Exchange Rates • U.S. – Cdn 0.780 0.780 • U.S. – Euro 1.170 1.170 Acquisitions/Divestitures • No material unannounced acquisitions / divestitures included

Financial Outlook* U.S. GAAP ($Billions, unless otherwise noted) 2018 2020 Sales: • Body Exteriors & Structures 16.6 – 17.4 17.3 – 18.3 • Power & Vision 11.8 – 12.4 12.5 – 13.3 • Seating Systems 5.3 – 5.7 6.5 – 7.0 • Complete Vehicles 6.0 – 6.4 6.8 – 7.5 Total Sales 39.3 – 41.5 42.7 – 45.7 EBIT Margin % 7.9% – 8.2% 8.5% – 8.9% Equity Income 335M – 375M 400M – 450M Interest Expense ~90M Tax Rate 22% – 23% Net Income Attributable to Magna 2.3 – 2.5 Capital Spending ~1.8 * Based on new revenue accounting standard for tooling and pre - production engineering

Magna’s Consolidated Sales Continue to Grow Faster than Production 2017 2018F 2020F Global LV Production CAGR = ~3% 36.6 42.7 - 45.7 39.3 - 41.5 Magna Consolidated Sales ($Billions) • Growth in each reporting segment 2017 - 20 CAGR Body Exteriors & Structures 1 - 3% Power & Vision 3 - 5% Seating 7 - 10% Complete Vehicles 25 - 29% • Strong growth in Europe and Asia creating more balanced geographic diversification Highlights 5 - 8% CAGR

North America 54% Europe 38% Asia 7% ROW 1% 2017 Improving Geographic Diversification Consolidated Sales By Region ROW 1% Asia 9% Europe 44% North America 46% 2020F North America 54% Europe 38% Asia 7% ROW 1% 2017

Magna’s Unconsolidated Sales Continue to Grow Faster than Production • Unconsolidated sales expected to reach $6 billion by 2020 • Asia expected to account for ~60% of unconsolidated sales in 2020 • Growth largely driven by JVs in transmissions, seats and seat mechanisms • Total number of JVs globally exceeds 30 as Magna is an attractive partner 2017 2018F 2020F Global LV Production CAGR = ~3% 4.3 6.0 - 6.6 5.0 - 5.5 Magna Unconsolidated Sales* ($Billions) Highlights 12 - 15% CAGR * Sales at 100% for our unconsolidated entities

Geographic Diversification Further Improves Total Sales by Region Including Unconsolidated JVs North America 50% Europe 38% Asia 11% ROW 1% 2017 North America 50% Europe 38% Asia 11% ROW 1% 2017 ROW 1% Asia 15% Europe 42% North America 42% 2020F

Equity Income Growth Outpacing Unconsolidated Sales Growth • Equity income growing rapidly • Substantially all equity income received in dividends and conversion expected to remain high • Equity income expected to account for 13 - 16% of net income in 2018 2017 2018F 2020F 15 - 20% CAGR 261 400 - 450 335 - 375 Equity Income ($Millions) Highlights

EBIT Margin %* Expanding by 2020 2017 2018F 2020F 8.9 9.3 - 9.8 8.6 - 9.0 Auto Parts and Systems** (%) ~90% ~85% ~84% % of Sales 2017 2018F 2020F 2.0 2.4 - 3.0 1.5 - 2.0 Complete Vehicles (%) ~10% ~15% ~16% % of Sales * Excluding other expense (income), net ** Represents combined Body Exteriors & Structures, Power & Vision and Seating segments

Culture of Continuous Improvement • Focused on improving returns on capital (ROIC) • Plans in place for facilities operating below target • These and other activities should contribute to improving margins over the 2018 - 2020 timeframe and beyond • Flawless launches • Reduce cost of quality • Promote capital spending efficiency • Sharing best practices among groups • On - going process improvements • Supports annual productivity plans • Leveraging our scale to reduce controlled spend • Positive savings in 2017 World class manufacturing initiatives Supply chain saving initiatives

Consolidated EBIT Margin %* Expanding by 2020 2017** 2018F 2020F 8.5% 8.5 - 8.9% 7.9 - 8.2% • Lower launch and new facility costs (+) • Net contribution on higher sales (+) • More equity income (+) • Operational improvements (+) • Increased depreciation ( - ) • Higher investments for electrification and autonomy ( - ) • Larger proportion of complete vehicle sales ( - ) • Higher investments for electrification and autonomy ( - ) • Higher costs at new facilities ( - ) • Increased depreciation ( - ) • Higher commodity costs ( - ) • More equity income (+) • Operational improvements (+) 2017 - 2018 2018 - 2020 * Excluding other expense (income), net

ROIC Increasing in 3 Segments, Remaining High in 4th 16% 19% 50% Body Exteriors & Structures Complete Vehicles Seating Power & Vision 14% 2017 2017 2017 2017 2020F 2020F 2020F 2020F Return On Invested Capital* * Return on Invested Capital = Tax - Effected Return on Funds Employed (@25%) Return on Funds Employed = Adjusted EBIT / Assets Employed Excludes Magna Corporate Segment

Performance highlights Outlook and growth profile Capital allocation strategy Attractive valuation Agenda

Capital Allocation Principles Unchanged 3 • Continued dividend growth over time • Repurchase shares with excess cash Return Capital to Shareholders 2 • Organic opportunities • Innovation • Acquisitions that fit product strategy Invest for Growth 1 Maintain Strong Balance Sheet • Preserve liquidity and high investment grade credit ratings • Maintain flexibility to invest for growth

Outflows were 125% of operating cash flow as we went from net cash to net debt $ 8.9 Operating Cash Flow 1 Net Internal Investments 2 Dividends Paid Net External Investments 3 Share Repurchases Outflow $11.1 $6.1 $1.1 $1.2 $2.7 68% 13% 14% 30% 125% Source Uses Operating Cash Flow Uses 2015 - 2017: Focused On Value Creation ($ Billions ) 1 Operating Cash Flow = Net Income plus Non - Cash Items plus Changes in Non - Cash Operating Assets & Liabilities 2 Net Internal Investments = Capital Expenditures plus Other Asset Spending Net of Proceeds from Dispositions of Fixed Assets 3 Net External Investments = Acquisitions Net of Divestitures plus Proceeds from Disposal of Facilities

Capital Spending and Capital / Sales Expected to Decline in 2018 - 2020… 2016 2017 2018F 2019F 2020F 1.8 1.9 ~1.8 Capital Spending ($Billions) % of Sales* ~5.25 5.07 4.25 - 4.75 3.75 - 4.25 3.75 - 4.25 Consistent with previous expectations * 2018 to 2020 based on the level of business reflected in our sales outlook

… Allowing Us to Increase Free Cash Flow 2016 2017 2018F 2019F 2020F 1.1 1.2 1.8 – 2.0 ~ $5B (2017 - 2019) > $6B (2018 - 2020) >25% of Market Cap Free Cash Flow* ($Billions) * Free Cash Flow = Cash from Operating Activities plus Proceeds from Normal Course Dispositions of Fixed Assets and Other Ass ets minus Capital Spending minus Investments in Other Assets

Projected Operating Cash Flow Uses 2018 - 2020: A Balanced Approach Projected Uses of Cash Flow An Attractive Dividend Net External Investments and Share Repurchases Plus debt capacity increases as EBITDA grows Net Internal Investments 45 - 50% 10 - 15% 35 - 45%

Dividend Growth is a Priority… Q412 Q413 Q414 Q415 Q416 Q417 0.64 1.32 0.76 Annualized* ($) 1.12 1.00 0.88 16% CAGR Highlights • Growing dividends in - line with earnings • Recently raised quarterly dividend by 20% • Payout ratio above peer group average * Based on Q4 run rate

Track Record of Returning Capital to Shareholders Returned ~ $1.7 B in 2017 $2.2 B Dividends 145 million shares $5.9 B Share Repurchases $8.1 B Returned Over ~30% of 12/31/2010 shares outstanding Since 2011

Performance highlights Outlook and growth profile Capital allocation strategy Attractive valuation Agenda

Strong Business Profile Not Reflected in Share Price 3.6 4.3 4.4 4.5 5.2 5.9 5.9 6.6 6.6 7.1 9.1 9.5 11.6 Tower Linamar American Axle Martinrea MAGNA Dana Lear Adient Delphi Tech. BorgWarner Autoliv Visteon Aptiv 4.2 6.5 6.9 7.2 7.9 8.0 9.7 9.8 10.8 12.1 17.9 18.6 19.7 American Axle Tower Martinrea Linamar Adient MAGNA Dana Lear Delphi Tech. BorgWarner Aptiv Visteon Autoliv EV/2018 EBITDA* 2018 P/E* * Consensus estimates and share prices as of market close February 20, 2018 (Capital IQ)

• Continuing to grow sales faster than vehicle production • Equity income growth accelerating Faster Growth • Focused on cash conversion • Expect >$6 billion free cash flow generation (2018 - 2020) • Dividends should grow in - line with earnings • Substantial cash available for external investments and additional share repurchases Strong Cash Flow • Attractive valuation versus peer group Attractive Valuation IN SUMMARY: Delivering Powerful Growth in Earnings and Cash Flow

Investor Day February 28, 2018

Wrap - Up Don Walker Chief Executive Officer

Final Thoughts • Industry offers great opportunity for Magna • Our agility and entrepreneurial culture will drive our success • Innovation in products/processes and our systems capability position us for the Future of Mobility

Confidence in Magna LEAD: We are positioned to lead in the high - tech auto industry RETURNS: We are focused on creating value for shareholders OUTGROW: We expect to continue to outpace the industry, invest for the future